UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **September 22, 2004**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-28740**	**05-0489664**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	**10523**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Section Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Item 3.01   **Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.**

In accordance with Nasdaq Marketplace continued listing rules, on September 22, 2004 the Company notified Nasdaq that Mr. Jack L. Salzman resigned from the Company's Board of Directors which caused the Company's audit committee to have one fewer member than required under Marketplace Rule 4350(d)(2)(A), for which the cure provisions of Marketplace Rule 4350(d)(4)(B) are applicable. In accordance with the provisions of Marketplace Rule 4350(d)(4)(B) the Company intends to fill the vacancy created by Mr. Salzman's resignation by the earlier of (i) one year from the date of his resignation; and (ii) the Company's next annual stockholders' meeting. On September 23, 2004, the Company received a letter from Nasdaq acknowledging receipt of its notice dated September 22, 2004 and confirming that the Company will be provided a cure period until the earlier of its next annual stockholders meeting or September 22, 2005 in order to regain compliance. The Company does not intend to fill the vacancy created by Mr. Salzman's resignation until its pending merger with Chronimed, Inc. has been consummated. In the event the merger is not consummated the Company intends to fill the vacancy as promptly as possible, but in any event within the cure period noted above.

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On September 22, 2004, Mr. Jack L. Salzman resigned from the Board of Directors. Mr. Salzman's resignation was not due to any disagreement with the Company. Mr. Salzman was a member of the audit committee and was determined by the Company's Board of Directors to be the "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: September 28, 2004   MIM CORPORATION

By: /s/ James S. Lusk
       James S. Lusk,
       Executive Vice President
       and Chief Financial Officer